EXHIBIT 8

                                      ___________, 1998

         THE FOLLOWING OPINION IS INTENDED TO BE RENDERED UPON THE CLOSING OF THE REORGANIZATION DESCRIBED HEREIN IN SUBSTANTIALLY THE FORM PRESENTED, ASSUMING NO CHANGES IN THE FACTS OR THE LAW UPON WHICH SUCH OPINION IS BASED, AND SUBJECT TO RECEIPT, REVIEW AND APPROVAL OF FINAL DOCUMENTS.

Zions Bancorporation
Attn:  Mr. Harris H. Simmons
President and Chief Executive Officer
One South Main Street, Suite 1380
Salt Lake City, UT 84111

Citizens Banco, Inc.
Attn:  Mr. Donald K. Hogoboom
President and Chief Executive Officer
3300 West 72nd Avenue
Westminster, CO 80020

         Re:   Merger of Citizens Banco, Inc. with and into Zions Bancorporation

Gentlemen:

         We have represented Citizens Banco, Inc., a Colorado corporation which is a registered bank holding company ("Citizens"), in the proposed merger of Citizens with and into Zions Bancorporation, a Utah corporation which is a registered bank holding company ("Zions") (the "Holding Company Merger"), and the proposed merger of Citizens Bank (the "Bank") with and into Vectra Bank Colorado, N.A. ("Vectra") (the "Bank Merger"), under the laws of Colorado, Utah and federal law (the "Reorganization"). The Reorganization shall be effected pursuant to the provisions of the Agreement and Plan of Reorganization among Zions, Val Cor Bancorporation, Inc., Vectra, Citizens and the Bank dated August 12, 1998 (the "Plan of Reorganization"). We deliver this opinion pursuant to
Section 3.5 of the Plan of Reorganization. The Plan of Reorganization defines those capitalized terms appearing in this letter which are not




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Zions Bancorporation
Citizens Banco, Inc.
___________________, 1998
Page 2


defined in this letter. Unless otherwise indicated, all sections refer to the Internal Revenue Code of 1986, as amended (the "Code").

         Pursuant to the Plan of Reorganization, the Reorganization shall be effectuated through the Holding Company Merger and the Bank Merger. Upon consummation of the Plan of Reorganization, the Company Equity shall be canceled and immediately converted into the right to receive shares of Zions Common Stock as set forth in Section 1.2 of the Plan of Reorganization. No fractional shares of Zions Common Stock will be issued in exchange for Company Equity. Instead, each holder of Company Equity who is entitled to a fractional share of Zions Common Stock will be entitled to receive cash in an amount equal to the product of such fraction times $47.125.

         In addition to the foregoing facts, on the date of this letter, you have delivered to us certificates in which you have made certain representations, which we consider relevant to this opinion, in regard to the Reorganization and have authorized us to rely on such representations in expressing the opinions contained in this letter.

         As counsel to Citizens, we have examined the Plan of Reorganization and copies of ancillary agreements, certificates, instruments and documents pertaining to the Reorganization delivered by the parties to the Reorganization. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us. As to any facts material to our opinions expressed in this letter, we have relied on representations of the parties to the Reorganization and have not undertaken to verify any of those representations by independent investigation. We have based our opinions contained in this letter on our analysis of the Code, Treasury Regulations promulgated thereunder, and relevant interpretive authorities as in effect on the date of this letter.

         Based on the foregoing, we are of the opinion that:

         I. The Reorganization qualifies as a "reorganization" within the meaning of Section 368(a)(1)(A). Citizens, Zions, the Bank and Vectra each are a "party to a reorganization" within the meaning of Section 368(b)(2).

         II. No gain or loss will be recognized for federal income tax purposes by Citizens and Zions in connection with the Reorganization. Sections 361(a) and 1032(a).




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Zions Bancorporation
Citizens Banco, Inc.
______________, 1998
Page 3



         III. No gain or loss will be recognized for federal income tax purposes by holders of Company Equity upon the conversion in the Reorganization of such Company Equity into shares of Zions Common Stock. Section 354(a). Holders of Company Equity who receive cash in lieu of a fractional share of Zions Common Stock will recognize gain or loss equal to the difference between the cash received and the holder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder. See Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574. Cash received by holders of Company Equity who have perfected dissenters' rights under the Colorado Business Corporation Act, Sections 7-113-101 et seq., will be treated as a distribution in redemption of such Company Equity, subject to the provisions and limitations of Section 302 of the Code.

         IV. The basis of shares of Zions Common Stock received in the Reorganization by holders of Company Equity who receive Zions Common Stock will be the same as the basis of such Company Equity surrendered in exchange therefor. Section 358(a)(1).

         V. The holding period of shares of Zions Common Stock received in the Reorganization by holders of Company Equity will include the period during which such Company Equity surrendered in exchange therefor was held by the holder thereof, provided such Company Equity was held as capital assets. Section 1223(1).

         These opinions are based upon existing statutes, regulations, proposed regulations, Internal Revenue Service Rulings and Revenue Procedures, judicial and administrative decisions and other matters of record. An opinion of counsel, unlike a tax ruling, has no official status of any kind; no guarantee can be given that the IRS will not challenge or prevail on any issue. In addition, the law upon which the opinions are based is subject to change and no assurance can be given that any such change will not be applied retroactively. Application for a tax ruling has not been made.

                                            Very truly yours,

                                            ROTHGERBER JOHNSON & LYONS LLP

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